UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Virtual Cloud Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

030382105
(CUSIP Number)

Stratos Management Systems Holdings, LLC 2870 Peachtree Rd NW, Unit 509 Atlanta, GA 30305 Attention: Larry Mock (713) 331-4250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591(1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.0% (2)
14	Type of Reporting Person
PN

(1)	Such figure includes (i) 8,189,490 shares of common stock, par value $0.001 per share (the “Common Stock”) of American Virtual Cloud Technologies, Inc. (the “Issuer”) held directly by Stratos Management Systems Holdings, LLC (“Holdings”), (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of warrants, dated April 7, 2020, issued by the Issuer to Holdings (“April Warrants”), and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Series A Convertible Debentures, dated April 7, 2020, issued by the Issuer to Holdings (“April Debentures”).
(2)

Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A that was filed on January 15, 2021 (the “Preliminary Proxy”) with the Securities and Exchange Commission (“SEC”).

CUSIP No. 030382105

1	Names of Reporting Persons NCP General Partner II, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591(1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.0% (2)
14	Type of Reporting Person
HC, OO

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures.

(2)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

CUSIP No. 030382105

1	Names of Reporting Persons Lawrence E Mock, Jr.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
22,538,352 (1)(2)(3)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
22,538,352 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Reporting Person
22,538,352 (1)(2)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
66.5% (4)
14	Type of Reporting Person
IN

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures, (iv) 630,571 shares of Common Stock issuable to SPAC Opportunity Partners, LLC (“SPAC Opps”) upon conversion of April Warrants and (v) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures. SPAC Opps is an entity controlled by Navigation Capital Partners, Inc. (“SPAC NCP”), and as a result, may be deemed to indirectly beneficially own the securities held by SPAC Opps. Mr. Mock is the sole shareholder of SPAC NCP, and as a result, may be deemed to indirectly beneficially own the shares held by SPAC Opps. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Includes an additional (i) 50,000 shares of Common Stock initially issuable to Nobadeer L.P. (“Nobadeer”) upon conversion of April Warrants and (ii) 144,928 shares of Common Stock initially issuable to Nobadeer upon conversion of April Debentures. Such securities are held directly by Nobadeer. Lawrence E. Mock (“Mr. Mock”) is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own the shares held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)	Includes an additional (i) 1,000,000 shares of Common Stock issuable to SPAC Opportunity Investment Sub, LLC (“Investment Sub”) upon conversion of warrants, dated December 1, 2020, issued by the Issuer to Investment Sub (“December Warrants”), and (iii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of Series A-1 Convertible Debentures, dated December 1, 2020, issued by the Issuer to Investment Sub (“December Debentures”). Until Stockholder Approval (as defined in Item 3) is received, the terms of the December Debentures and December Warrants limit the number of shares of Common Stock into which the December Debentures and December Warrants can be converted to no more than 19.9% of either the number of shares of Common Stock outstanding on December 1, 2020 or the total voting power of the Issuer’s securities outstanding on December 1, 2020 that are entitled to vote on a matter voted on by holders of Common Stock. See Item 3. Investment Sub is a direct wholly-owned subsidiary of SPAC Opps. As a result, each of SPAC Opps, SPAC NCP and Mr. Mock may be deemed to indirectly beneficially own the securities held by Investment Sub. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

CUSIP No. 030382105

1	Names of Reporting Persons John S. Richardson

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.0% (2)
14	Type of Reporting Person
IN

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures.

(2)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

CUSIP No. 030382105

1	Names of Reporting Persons Stratos Management Systems Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
58.0% (2)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures.

(2)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners, Inc.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
6,356,833 (1)(2)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,356,833 (1)(2)

11	Aggregate Amount Beneficially Owned by Reporting Person
6,356,833 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
24.3% (3)
14	Type of Reporting Person
CO

(1)	Such figure includes (i) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants and (v) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures.

(2)	Includes an additional (i) 1,000,000 shares of Common Stock issuable to Investment Sub upon conversion of December Warrants, and (iii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of December Debentures. Until Stockholder Approval (as defined in Item 3) is received, the terms of the December Debentures and December Warrants limit the number of shares of Common Stock into which the December Debentures and December Warrants can be converted to no more than 19.9% of either the number of shares of Common Stock outstanding on December 1, 2020 or the total voting power of the Issuer’s securities outstanding on December 1, 2020 that are entitled to vote on a matter voted on by holders of Common Stock. See Item 3.

(3)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

CUSIP No. 030382105

1	Names of Reporting Persons SPAC Opportunity Partners, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC, AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
6,356,833 (1)(2)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
6,356,833 (1)(2)

11	Aggregate Amount Beneficially Owned by Reporting Person
6,356,833 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
24.3% (2)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants and (v) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures.

(2)	Includes an additional (i) 1,000,000 shares of Common Stock issuable to Investment Sub upon conversion of December Warrants, and (iii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of December Debentures. Until Stockholder Approval (as defined in Item 3) is received, the terms of the December Debentures and December Warrants limit the number of shares of Common Stock into which the December Debentures and December Warrants can be converted to no more than 19.9% of either the number of shares of Common Stock outstanding on December 1, 2020 or the total voting power of the Issuer’s securities outstanding on December 1, 2020 that are entitled to vote on a matter voted on by holders of Common Stock. See Item 3.

(3)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

CUSIP No. 030382105

1	Names of Reporting Persons SPAC Opportunity Partners Investment Sub, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
3,898,550 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
3,898,550 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
3,898,550 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
16.5% (2)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 1,000,000 shares of Common Stock issuable to Investment Sub upon conversion of December Warrants, and (iii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of December Debentures. Until Stockholder Approval (as defined in Item 3) is received, the terms of the December Debentures and December Warrants limit the number of shares of Common Stock into which the December Debentures and December Warrants can be converted to no more than 19.9% of either the number of shares of Common Stock outstanding on December 1, 2020 or the total voting power of the Issuer’s securities outstanding on December 1, 2020 that are entitled to vote on a matter voted on by holders of Common Stock. See Item 3.

(2)	Based upon 19,753,060 shares of Common Stock outstanding as of January 5, 2021, as disclosed in the Preliminary Proxy.

Item 1. Security and Issuer

This statement amends and restates the Schedule 13D filed by Navigation Capital, NCP GP, Holdings, Mr. Mock and Mr. Richardson (each as defined below) with the Securities and Exchange Commission (“SEC”) on April 20, 2020. This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (referred to herein as the “Issuer”). The principal executive offices of the Issuer are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2.	Identity and Background

(a)	This statement is jointly filed pursuant to an Amended and Restated Joint Filing Statement attached hereto as Exhibit 10 by and among: (i) Navigation Capital Partners II, L.P., a Delaware limited partnership (“Navigation Capital”), (ii) NCP General Partner II, LLC, a Delaware limited liability company, and the general partner of Navigation Capital (“NCP GP”), (iii) Stratos Management Systems Holdings, LLC, a Delaware limited liability company (“Holdings”), (iv) SPAC Opportunity Partners Investment Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of SPAC Opps (as defined below) (“Investment Sub”), (v) SPAC Opportunity Partners, LLC, a Delaware limited liability company (“SPAC Opps”), (vi) Navigation Capital Partners, Inc., a Delaware corporation which controls SPAC Opps (“SPAC NCP”), (vii) Lawrence E. Mock, a citizen of the United States of America (“Mr. Mock”) and (x) a manager of NCP GP and (y) the sole shareholder of SPAC NCP, and (viii) John S. Richardson, a citizen of the United States of America (“Mr. Richardson” and collectively with Navigation Capital, NCP GP, Holdings, Investment Sub, SPAC Opps, SPAC NCP and Mr. Mock, the “Reporting Persons”) and a manager of NCP GP. Navigation Capital is a privately-owned Delaware limited partnership and owns approximately 64.1% of the preferred units in Holdings.

(b)	The address of the principal business office of the Reporting Persons is 2870 Peachtree Rd NW, Unit 509, Atlanta, GA 30305. Mr. Mock and Mr. Richardson are individuals with a business address at 2870 Peachtree Rd NW, Unit 509, Atlanta GA 30305.

(c)	The principal business of Navigation Capital is investing in high growth, middle market operating companies throughout the Southern United States of America. The principal business of NCP GP is to serve as the general partner of Navigation Capital. The principal business of Holdings is the provision of solutions committed to helping clients grow and evolve their business through technology. The principal business of SPAC NCP is to serve as a management company for SPAC Opps and certain other entities. The principal business of SPAC Opps and Investment Sub is to invest in growing businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)	Navigation Capital is a Delaware limited partnership. NCP GP, SPAC Opps, Holdings and Investment Sub are Delaware limited liability companies. SPAC NCP is a Delaware corporation. Mr. Mock and Mr. Richardson are both citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Acquisition of Securities by Holdings in April 2020

Holdings acquired 8,189,490 shares of Common Stock of the Issuer, $20,000,000 aggregate principal amount of Series A Convertible Debentures (“April Debentures”) and warrants to purchase 2,000,000 shares of the Issuer’s Common Stock (“April Warrants”) on April 7, 2020 pursuant to a Business Combination Agreement dated July 24, 2019 (the “Agreement”) among the Issuer, Stratos Management Systems, Inc. a Delaware corporation (“Computex”), Tango Merger Sub Corp., a Delaware corporation (“Merger Sub”) and Holdings. On December 20, 2019, the Issuer entered into Amendment No. 1 to the Business Combination Agreement, by and among the Issuer, Merger Sub, Holdings and Computex (“Amendment No. 1”). On April 3, 2020, the Issuer entered into Amendment No. 2 to the Business Combination Agreement, by and among the Issuer, Merger Sub, Holdings and Computex (“Amendment No. 2” and, together with Amendment No. 1 and the Agreement, the “Business Combination Agreement”).

Upon the closing of the Business Combination Agreement and the transactions contemplated therein, Computex merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of the Issuer. Pursuant to the Business Combination Agreement, at the effective time of the Merger, all shares of common stock of Computex were cancelled and Holdings, as sole stockholder of Computex, received an amount equal to $65,000,000 as of the closing of the transactions (subject to certain potential adjustments set forth in the Business Combination Agreement). At the effective time of the Merger, the Issuer delivered the merger consideration to Holdings as follows: (i) $20,000,000 aggregate principal amount of April Debentures, (ii) April Warrants to purchase 2,000,000 shares of the Issuer’s Common Stock, and (iii) 8,189,490 shares of Common Stock of the Issuer. The April Debentures were initially subject to a potential redemption within 120 days from the date of the closing of the transactions pursuant to the terms of the Business Combination Agreement. The April Debentures and April Warrants were also initially subject to a 19.9% blocker, whereby the aggregate number of shares of Common Stock issuable upon conversion of the April Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, shall not exceed 19.9% of either (a) the total number of shares of Common Stock outstanding as of April 3, 2020 or (b) the total voting power of the Issuer’s securities outstanding as of April 3, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st date after the date the Information Statement is filed by the Issuer pursuant to Regulation 14C under the Act. Stockholder approval to remove the 19.9% blocker was subsequently obtained by the Issuer. The April Debentures and April Warrants were issued to Holdings pursuant to a Securities Purchase Agreement, dated April 3, 2020 (the “April SPA”). The April SPA contained customary representations and warranties and closing conditions.

Separately, pursuant to the April SPA, Nobadeer L.P. (“Nobadeer”), an unaffiliated entity of any of the Reporting Persons, except for Mr. Mock, was issued (i) April Warrants to purchase 50,000 shares of Common Stock and (ii) $500,000 aggregate principal amount of April Debentures, which are initially convertible into 144,928 shares of Common Stock. Such securities are held directly by Nobadeer. Mr. Mock is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own the shares held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Transfer of Securities to SPAC Opps in June 2020

On June 29, 2020, Pensare Sponsor Group, LLC (“Sponsor”) transferred (i) $6,305,608.88 aggregate principal amount of April Debentures, which are initially convertible into 1,827,712 shares of Common Stock and (ii) April Warrants to purchase 630,571 shares of Common Stock, as repayment in full of an intercompany loan made to Sponsor by SPAC Opps.

Acquisition of Securities by Investment Sub in December 2020

On December 1, 2020, Investment Sub entered into a Securities Purchase Agreement, dated as of December 1, 2020, by and among SPAC Opps, the Issuer, Ribbon Communications Inc., a Delaware corporation (“Ribbon”) and certain additional investors who from time to time may become party thereto (the “December SPA”), pursuant to which Investment Sub purchased 10,000 units (“Units”) for an aggregate purchase price of $10,000,000, with each Unit consisting of (i) $1,000 in principal amount of the Issuer’s Series A-1 convertible debentures (the “December Debentures”) and (ii) a warrant to purchase 100 shares of Common Stock, at an exercise price of $0.01 per whole share  (the “December Warrants”). Investment Sub entered into the December SPA simultaneously with the Issuer and Ribbon’s execution of the A&R Purchase Agreement (as defined below).

The December SPA provides that the Issuer may sell up to an additional 50,000 Units in one or more additional closings on or before May 24, 2021. Pursuant to the December SPA, Investment Sub agreed that if the total number of Units sold pursuant to the December SPA as of such date is less than 35,000, it will purchase such number of additional Units as is necessary to result in the Issuer selling a total of 35,000 Units pursuant to the December SPA. The December SPA contains customary representations and warranties and closing conditions.

Until Stockholder Approval (as defined below) is received, the terms of the December Debentures and December Warrants limit the number of shares of Common Stock into which the December Debentures and December Warrants can be converted to no more than 19.9% of either the number of shares of Common Stock outstanding on December 1, 2020 or the total voting power of the Issuer’s securities outstanding on December 1, 2020 that are entitled to vote on a matter voted on by holders of Common Stock. This 19.9% blocker applies, in the aggregate, to the December Debentures and December Warrants issued to Investment Sub pursuant to the December SPA, and to the December Debentures and December Warrants issued to Ribbon pursuant to the A&R Purchase Agreement.

Registration Rights Agreement

In connection with the issuance of the April Debentures, the Issuer, Holdings and other investors of the Issuer entered into a Registration Rights Agreement dated April 7, 2020 (the “Registration Rights Agreement”) pursuant to which Holdings and the other investors party to the Registration Rights Agreement (the “Registration Rights Holders”) were granted certain rights relating to the registration of Registrable Securities (as defined therein).

Under the Registration Rights Agreement, the Issuer is obligated to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Registrable Securities (as defined therein) held by the Registration Rights Holders upon written demand of each or any of Holdings, MasTec, Inc., or holders of a majority-in-interest of the then-outstanding Registrable Securities, subject to certain exceptions. In addition, if at any time after the Closing (as defined therein), the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, the Issuer is required to give notice to the Registration Rights Holders and offer such stockholders an opportunity to register the resale of such number of their Registrable Securities as they request in writing. Subject to certain exceptions, the Registration Rights Holders are entitled to request in writing that the Issuer register the resale of any or all of their Registrable Securities on Form S-3 and any similar short-form registration statement that may be available at such time.

In connection with the December SPA, the Registration Rights Agreement was amended and Investment Sub executed a joinder to the Registration Rights Agreement (together, the “Amended Registration Rights Agreement and Joinder”) pursuant to which Investment Sub was added as a party to the Registration Rights Agreement and as a Registration Rights Holder thereunder.

Investor Rights Agreement

On December 1, 2020, Holdings entered into an Investor Rights Agreement (the "Investor Rights Agreement") with the Issuer, Sponsor and Ribbon, pursuant to which Ribbon received a right to nominate one director to the Issuer’s board of directors, provided Ribbon owns the Minimum Shares (as defined therein), or if Ribbon does not exercise its right to nominate one director, then Ribbon will have the right to designate a board observer. Pursuant to the Investor Rights Agreement, Sponsor and Holdings agreed to support the Issuer’s obligation to nominate and have elected Ribbon’s director nominee.

Voting Agreement in connection with Ribbon Purchase Agreement

On August 5, 2020, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with Ribbon, Ribbon Communications Operating Company, Inc. (“RCOCI”) and Ribbon Communications International Limited (together with RCOCI, the “Sellers”, and together with Ribbon, the “Ribbon Parties”), pursuant to which the Issuer agreed to purchase the Sellers’ cloud-based enterprise services business (also known as the Kandy Communications business) (the “Business”) by acquiring certain of the Sellers’ and their respective affiliates’ assets (and assuming certain of the Sellers’ and their respective affiliates’ liabilities) primarily associated with the Business, and acquiring all of the outstanding interests of Kandy Communications LLC (the “Transaction”), as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 11, 2020. Under the terms of the Purchase Agreement, the Issuer agreed to issue to Ribbon 13.0 million shares of the Issuer’s common stock (the “Issued Shares”), subject to certain adjustments, as consideration for the Transaction (the “Purchase Price”). The obligations of each of the Sellers and the Issuer were subject to specified conditions, including the approval by the Issuer’s shareholders of the issuance to Ribbon of the Issued Shares (the “Share Issuance”).

In connection with the Purchase Agreement, on August 5, 2020, Holdings entered into a voting agreement with the Issuer and the Sellers, pursuant to which Holdings agreed to vote all of the voting securities of the Issuer that Holdings beneficially owned as of the date thereof or thereafter, in favor of the Share Issuance. The voting agreement also contained certain restrictions on Holdings’ ability to transfer or dispose of any of the Issuer’s securities held by it on the date thereof or thereafter acquired prior to the termination of the voting agreement.

On December 1, 2020, the Sellers and the Issuer amended and restated the Purchase Agreement (the “A&R Purchase Agreement”) to, among other things, change the consideration payable by the Issuer to Ribbon from 13.0 million shares of Common Stock to $45.0 million, subject to certain adjustments, in the form of Units. Under the A&R Purchase Agreement, the Issuer is required to take certain specified efforts to seek stockholder approval, for purposes of Nasdaq listing rules, of the issuance of more than 20% of the Issuer’s outstanding Common Stock (the “Stockholder Approval”).

In connection with the A&R Purchase Agreement, Holdings entered into an amended and restated voting agreement, dated as of December 1, 2020 (the “A&R Voting Agreement”) with the Issuer and the Sellers, pursuant to which Holdings agreed to vote all of the voting securities of the Issuer that Holdings beneficially owned as of the date thereof or thereafter, in favor of Stockholder Approval. The Issuer filed a Preliminary Proxy Statement on Schedule 14A on January 15, 2021, pursuant to which, among other things, the Issuer is seeking Stockholder Approval.

The summaries of the Business Combination Agreement, as amended, the April SPA, the December SPA, the Amended Registration Rights Agreement and Joinder, the Investor Rights Agreement, the A&R Purchase Agreement and the A&R Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9, respectively, to the statement and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference herein. All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Holdings plans to distribute the shares of Common Stock, April Debentures and April Warrants to its unitholders, pursuant to Holdings Amended and Restated Limited Liability Company Agreement, dated February 13, 2012 as amended, as soon as is reasonably practicable in 2021. Holdings is prohibited from distributing any securities to its unitholders prior to the termination or earlier expiration of the A&R Voting Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)

	●	Holdings directly owns (i) 8,189,490 shares of Common Stock, (ii) April Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures, representing approximately 58.0% of the Common Stock of the Issuer.

	●	Navigation Capital, as the controlling member of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock, (ii) April Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures, representing approximately 58.0% of the Common Stock of the Issuer. Navigation Capital disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

	●	NCP GP, as the general partner of Navigation Capital, and Mr. Richardson, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock, (ii) April Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures, representing approximately 58.0% of the Common Stock of the Issuer for NCP GP and Mr. Richardson. Each of NCP GP and Mr. Richardson disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

●

Investment Sub directly owns (i) December Warrants to purchase 1,000,000 shares of Common Stock, and (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures, representing approximately 16.5% of the Common Stock of the Issuer.

●

SPAC Opps, as the sole member of Investment Sub, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) December Warrants to purchase 1,000,000 shares of Common Stock held directly by Investment Sub, and (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures. In addition, SPAC Opps directly owns (i) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants and (v) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures, which together with the December Warrants and December Debentures held by Investment Sub, represents approximately 24.3% of the Common Stock of the Issuer. SPAC Opps disclaims beneficial ownership of the securities held directly by Investment Sub except to the extent of its pecuniary interest therein.

●

SPAC NCP, as the manager of SPAC Opps, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) December Warrants to purchase 1,000,000 shares of Common Stock held directly by Investment Sub, (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures, (iii) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants, and (iv) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures, representing approximately 24.3% of the Common Stock of the Issuer. SPAC NCP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

●

Mr. Mock, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) April Warrants to purchase 2,000,000 shares of Common Stock held directly by Holdings, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures. Mr. Mock, as the sole shareholder of SPAC NCP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) December Warrants to purchase 1,000,000 shares of Common Stock held directly by Investment Sub, (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures, (iii) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants, and (iv) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures. In addition, Nobadeer, an unaffiliated entity of all of the Reporting Persons, except for Mr. Mock, directly holds (i) April Warrants to purchase 50,000 shares of Common Stock and (ii) $500,000 in aggregate principal amount of April Debentures, which are initially convertible into 144,928 shares of Common Stock. Such securities are held directly by Nobadeer. Mr. Mock is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own the shares held by Nobadeer. The foregoing securities, in the aggregate, represent approximately 66.5% of the Common Stock of the Issuer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The percentages set forth in Item 5(a) are based on 19,753,060 shares of Common Stock issued and outstanding as of January 5, 2021, as set forth in the Issuer’s Preliminary Proxy Statement on Schedule 14A that was filed on January 15, 2021 with the SEC.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)	As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Business Combination Agreement, dated as of July 24, 2019, by and among Pensare Acquisition Corp., Tango Merger Sub Corp., Stratos Management Systems Holdings, LLC and Stratos Management Systems, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pensare Acquisition Corp. on July 30, 2019).

Exhibit 2 Amendment No. 1 to Business Combination Agreement, dated as of December 20, 2019, by and among Pensare Acquisition Corp., Tango Merger Sub Corp., Stratos Management Systems Holdings, LLC and Stratos Management Systems, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Pensare Acquisition Corp. on December 30, 2019).

Exhibit 3 Amendment No. 2 to Business Combination Agreement, dated as of April 3, 2020, by and among Pensare Acquisition Corp., Tango Merger Sub Corp., Stratos Management Systems Holdings, LLC and Stratos Management Systems, Inc. (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Pensare Acquisition Corp. on April 7, 2020).

Exhibit 4 Securities Purchase Agreement, dated as of April 3, 2020, by and among the Issuer, Stratos Management Systems Holdings, LLC and certain investors of Issuer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on April 7, 2020).

Exhibit 5 Securities Purchase Agreement, dated December 1, 2020, by and between American Virtual Cloud Technologies, Inc. and SPAC Opportunity Partners Investment Sub LLC (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by American Virtual Cloud Technologies, Inc. on December 7, 2020).

Exhibit 6 Amendment and Joinder to Registration Rights Agreement, dated December 1, 2020, by and among American Virtual Cloud Technologies, Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by American Virtual Cloud Technologies, Inc. on December 7, 2020).

Exhibit 7 Investor Rights Agreement, dated December 1, 2020, by and among American Virtual Cloud Technologies, Inc., Ribbon Communications Inc., Pensare Sponsor Group, LLC and Stratos Management Systems Holdings, LLC (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by American Virtual Cloud Technologies, Inc. on December 7, 2020).

Exhibit 8 Amended and Restated Purchase Agreement, dated December 1, 2020, by and among American Virtual Cloud Technologies, Inc., Ribbon Communications Inc., Ribbon Communications Operating Company, Inc. and Ribbon Communications International Limited (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by American Virtual Cloud Technologies, Inc. on December 7, 2020).

Exhibit 9 Amended and Restated Voting Agreement, dated December 1, 2020, by and among Ribbon Communications Inc., Ribbon Communications Operating Company, Inc., Ribbon Communications International Limited and Stratos Management Systems Holdings, LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by American Virtual Cloud Technologies, Inc. on December 7, 2020).

Exhibit 10 Amended and Restated Joint Filing Agreement, dated as of January 26, 2021, by and among the Reporting Persons (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2021	Navigation Capital Partners II, L.P.

By: NCP General Partner II, LLC, its general partner

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

NCP General Partner II, LLC

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

Lawrence E. Mock

	Signature:	/s/ Lawrence E. Mock

John S. Richardson

Signature:	/s/ John Richardson

Stratos Management Systems Holdings, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Chief Executive Officer and
President

Navigation Capital Partners, Inc.

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Managing Partner

SPAC Opportunity Partners, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Manager

SPAC Opportunity Partners Investment Sub, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Manager